Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES. We have calculated PBG’s ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings are before taxes, minority interest and cumulative effect of change in accounting principle, plus fixed charges (excluding capitalized interest) and losses recognized from equity investments, reduced by undistributed income from equity investments. Fixed charges include interest expense, capitalized interest and one-third of net rent which is the portion of the rent deemed representative of the interest factor.
Ratio of Earnings to Fixed Charges
($ in millions)

	2005	2004	2003	2002	2001
Net income before taxes, minority interest and cumulative effect of change in accounting principle	$772	$745	$710	$700	$482

Undistributed (income) loss from equity investments	—	(1)	(1)	—	—
Fixed charges excluding capitalized interest	$288	$261	$270	221	217

Earnings as adjusted	$1,060	$1,005	$979	$921	$699

Fixed charges:
Interest expense	$258	$236	$247	$200	$204
Capitalized interest	—	—	—	—	1
Interest portion of rental expense	30	25	23	21	13

Total fixed charges	$288	$261	$270	$221	$218

Ratio of earnings to fixed charges	3.68	3.85	3.63	4.17	3.20